

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

Via E-mail
Mr. JaeChan Kim
Treasurer
RadTek, Inc. (formerly USChina Taiwan, Inc.)
c/o Public Equity Group Inc
9900 Corporate Campus Dr. Suite 3000
Louisville, KY 40223

> **Re: RadTek, Inc. (formerly USChina Taiwan, Inc.)**
> **Form 10-K for the fiscal year ended March 31, 2012**
> **Filed July 12, 2012**
> **File No. 0-54152**

Dear Mr. Kim:

We have reviewed your response letter filed on June 14, 2013 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2012

General

1. We note that a comment letter was issued regarding your Form 8-K filed February 4, 2013 and amended on February 6, 2013. Please respond to our comment letter dated February 19, 2013.

2. We note your response to comment 4. Your reference to the 424B3 filing relates to the issuance of USChina Taiwan shares. The prior comment was asking about the Venture III shares that were distributed. We reissue our prior comment. Also, please note that if the shares were distributed in violation of the Securities Act, you may be liable for the transaction despite your current management's lack of knowledge regarding the transaction.

Item 9A: Controls and Procedures, pages 13 to 14

3. We note your response to prior comment 5. Please file an amendment to Form 10-K which provides the required disclosures related to the control environment as of March 31, 2012, including a clear conclusion on whether or not disclosure controls and procedures were effective as of March 31, 2012.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4. We note your response to comment 6. Please have your auditor revise the draft wording proposed such that the opinion paragraph refers to "the financial position of USChina Taiwan Inc. (A Development Stage Company) as of March 31, 2012 and 2011, and the results of its operations and cash flows for the years then ended and for the period from December 18, 2009 (inception) to March 31, 2012" in conformity with accounting principles generally accepted in the United States of America. Please provide confirmation to us that the revised wording will be used in future filings and that you are in possession of a corrected opinion from your auditor for the fiscal year ended March 31, 2012.

Amendment No. 1 to Form 10-Q

5. We note your representation that you are not and have not been a shell company. However, it is not clear how that is accurate based on your historical disclosure. Please provide us with a detailed analysis of your basis. For reference, see the definition of a shell company in Rule 12b-2 of the Exchange Act.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Duc Dang, Staff Attorney, at (202) 551-3386 with regard to legal comments.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant